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                                                                 Exhibit (a)(10)

Press Release issued by Tellium, Inc. on August 1, 2002

OCEANPORT, N.J., August 1, 2002 -- As announced in a June 24 press release, Tellium, Inc. (Nasdaq: TELM) today filed with the Securities and Exchange Commission a tender offer on Schedule TO. The offer gives Tellium employees the opportunity to exchange outstanding stock options with an exercise price of $2.14 or more per share for a combination of share awards of common stock and new options to be issued six months and one day from the expiration of this offer. This offer is not available to Tellium officers, directors or employees of its non-U.S. subsidiaries. The Schedule TO and related exhibits are available for free at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all eligible employees of Tellium.

About Tellium
Tellium delivers high-speed, high-capacity, intelligent core optical solutions that empower service providers around the world to create, run, control and optimize their networks. First in the world to provide in-service, intelligent optical switches, Tellium's Aurora(TM) Optical Switch family and the StarNet(TM) Software Suite together offer service providers a simple and cost-effective evolutionary path to next-generation public networks. More information is available at www.tellium.com.

Tellium(R)...smarter, faster optical networks.(TM)

For more information, please visit Tellium's website at www.tellium.com, or contact:

Investors
Jenniffer Collins
Tel: 866-696-TELM (8356) or +1 703-797-0229 (outside the United States)
Fax: +1 732-923-9805
Email: investor@tellium.com

Media
Mike Deshaies
Tel: +1 732-923-4160
Fax: +1 732-483-3280
Email: mdeshaies@tellium.com

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